FOR IMMEDIATE RELEASE	May 14, 2018

Micromem: Update

Toronto, New York, May 14, 2018: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQB: MMTIF) announces it has extended two unsecured convertible debentures totaling $1,060,000 CDN to October 26, 2018 that matured in April, 2018; and two unsecured convertible debenture totaling $300,000 CDN and $200,000 USD to November, 2, 2018, that matured in May, 2018 with all other terms remaining the same. The Company repaid unsecured debentures totaling $20,000 originally secured in April, 2017, and, $25,000 and $30,000 originally secured in January, 2017; and, partially repaid $60,000 of an unsecured debenture totaling $133,000 originally secured in January, 2017, with $73,000 being extended with other terms remaining the same; and, the Company issued 1,720,544 shares to partially repay $134,977 USD including interest of a debenture totaling $263,000, initially secured in October, 2017 of which $131,500 remains outstanding and due in October, 2018.

The Company completed debentures totaling $53,000 USD bearing an interest rate of twelve percent (12%) per annum compounded daily, and $65,000 USD bearing interest rate of ten percent (10%) per annum compounded daily, with an option to repay the debentures within the first 6 months of the 12-month term; and, convertible debentures totaling the completion of unsecured convertible debentures totaling $100,000 CAD and $139,000 USD, maturing in one year. At any time prior to repayment, the outstanding principal and interest of the convertible debenture may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.13 CAD/$0.10 USD. The Company also completed private placements totaling $42,400 CAD at $0.10 CAD per Common Share. The funds have been used to repay previously unsecured debentures that have now matured and to pay down outstanding accounts payable and/or for general working capital purposes.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
CSE - Symbol: MRM
Shares issued: 236,009,172
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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